Exhibit 99.1
Seanergy Maritime Holdings Corp. Announces Agreement to Acquire a Capesize Vessel with Prompt Delivery

July 7, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that it has entered into a definitive agreement with an unaffiliated third party to purchase a Capesize vessel (the “Vessel”).

The Vessel was built in 2005 at Mitsui Engineering & Shipbuilding Co. Ltd. in Japan, has a cargo-carrying capacity of approximately 177,536 deadweight tons (“dwt”) and shall be renamed M/V Goodship. Following her delivery, the size of the Company’s fleet will increase to 11 Capesize vessels with an aggregate cargo capacity of approximately 1,926,117 dwt.

The vessel is expected to be delivered by the end of July 2020, subject to the satisfaction of certain customary closing conditions. The Company expects to fund the gross purchase price of $11.4 million with cash on hand as sourced through its recent capital markets activities.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce the acquisition of a high quality Capesize vessel built by a first-class shipyard in Japan. The addition of the M/V Goodship to our fleet is increasing our significant operating leverage as a leading pure-play Capesize company. The acquisition was agreed at what we believe to be a historically low purchase price, which attests to our ability to identify and execute timely on unique market opportunities.

The Vessel is expected to be delivered promptly to us, during a strong Capesize market, with day-rates exceeding $30,000 and the Capesize forward freight contracts (“FFA”) for the second half of 2020 trading at about $22,000 per day. Based on the FFA rates, the incremental net revenue from this acquisition may exceed $3.4 million by the end of 2020.

As stated to our shareholders, we are deploying part of the capital raised in our recent offerings in what we expect to be another highly accretive transaction. Seanergy is well placed to benefit from the substantial improvement of the market with minimal upcoming dry-dockings and all vessels currently employed under spot charters or index-linked charters that are directly tied to the Capesize index. Moreover, Seanergy is positioned to capitalize on further attractive opportunities at historically low asset values.”

Company Fleet upon vessel’s delivery:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Employment
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked
Championship	Capesize	179,238	2011	Sungdong	T/C Index Linked
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked
Premiership	Capesize	170,024	2010	Sungdong	T/C Index Linked
Squireship	Capesize	170,018	2010	Sungdong	T/C Index Linked
Knightship	Capesize	178,978	2010	Hyundai	T/C Index Linked
Gloriuship	Capesize	171,314	2004	Hyundai	T/C Index Linked
Fellowship	Capesize	179,701	2010	Daewoo	Voyage/Spot
Geniuship	Capesize	170,058	2010	Sungdong	Voyage/Spot
Goodship	Capesize	177,536	2005	Mitsui Engineering	Voyage/Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	Voyage/Spot
Total		1,926,117	11.5

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the new vessel, the Company's operating fleet will consist of 11 Capesize vessels with an average age of 11.5 years and aggregate cargo carrying capacity of approximately 1,926,117 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com